[Letterhead of Smith, Gambrell & Russell, LLP]

Paul Davis Fancher
Direct Dial: (404) 815-3694
Direct Facsimile: (404) 685-6994
E-Mail: pfancher@sgrlaw.com

July 28, 2005

VIA EDGAR AND FEDERAL EXPRESS

Chris Harley
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20002

Re:	Appalachian Bancshares, Inc. Item 4.01 Form 8-K Filed July 1, 2005 File No. 001-15571

Dear Ms. Harley:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 25, 2005 to Tracy R. Newton, Chief Executive Officer of Appalachian Bancshares, Inc. (the “Company”), with respect to the above-referenced Form 8-K. We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

Cover Page

1.	Revise the cover page to use file number 001-15571.

The Company acknowledges the staff’s comment and proposes to commit to ensure that all of the Company’s future filings under the Securities Exchange Act (the “Exchange Act”) include the Company’s correct file number, 001-15571.

Chris Harley
Securities and Exchange Commission
July 28, 2005

Item 4.01 Changes in Registrant’s Certifying Accountant

2.
Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

The Company acknowledges the staff’s comment and proposes to commit to use one of the terms “resigned”, “declined to stand for re-election” or “was dismissed” in any future Exchange Act filing reporting disclosure pursuant to Item 304(a)(1) of Regulation S-K.

______________________

In connection with responding to the staff’s comments noted above, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions, feel free to contact me at (404) 815-3694.

Sincerely, /s/ Paul Davis Fancher Paul Davis Fancher

cc:	Tracy R. Newton Appalachian Bancshares, Inc.